Exhibit 99.1

SuperCom Reports First Quarter 2022 Financial Results

 Revenue of $3 million; Gross Profit of 43.6%; Cash & Restricted Cash of $6.6 million

Tel Aviv, Israel, May 12, 2022 – SuperCom (NASDAQ: SPCB), a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, today reported results for the three months ended March 31, 2022.

First Quarter Ended March 31, 2022, Financial Highlights (Compared to the First Quarter of 2021)

•	Revenue increased to $3.05 million from $3.03 million last year.
•	Additional progress was achieved on replacing revenue decline from the legacy business with new revenues from the IoT business.
•	Gross margin of 43.3% compared to 55.3%, reflecting also transitional costs associated with deployment of new IOT projects ahead of recurring revenue streams.
•	Research and Development expense of $0.86 million compared to $0.66 million.
•	Sales and Marketing expenses of $0.7 million compared to $0.37 million, reflecting support in the Company's new proactive growth strategy.
•	EBITDA of -$0.3 million compared to $0.6 million, reflecting an increase of investment in R&D by 30% and an increase of 90% in sales and marketing.
•	Cash and cash equivalents and restricted cash increased to $6.6 million compared to $4.6 million at the end of 2021.
•	Working Capital increased to $23.4 million from $20.5 million at the end of 2021.
•	Non-GAAP EPS of -$0.04.

Recent Business Highlights:

•
Won and launched Croatia's first full-scale electronic monitoring project in the country and will deploy SuperCom's PureSecurity Electronic Monitoring Suite. The project was formally awarded earlier this year through a formal bid process by Croatia's Ministry of Justice and Administration.

•	Raised $4.65 million in gross proceeds in a registered direct offering with a single accredited institutional investor, providing additional capital to execute the Company's business plan.

•
Secured a new governmental electronic monitoring contract in Wyoming. The contracting agency is an Adult and Juvenile Probation Agency and plans to use SuperCom's PureTrack GPS smartphone products to monitor their caseload for location compliance.

•
Secured a new governmental electronic monitoring contract in Idaho. The contracting agency is a Juvenile Probation Office and will use SuperCom's PureTrack GPS smartphone products to monitor their caseload for location compliance.

•	Secured a new electronic monitoring contract in Texas for the PureTrack GPS tracking platform.

•	Won and launched new projects in California, USA valued at up to over $5 million over five years to provide various programming and rehabilitation services.

•
Through a competitive national RFP process, won a $3.6 million national electronic monitoring project in Finland and scored highly by offering SuperCom's proprietary PureSecurity Electronic Monitoring Suite

•
The Company announced that its cyber security division, Safend, plans to release a new version of its proven, robust and scalable cybersecurity software technology, with enhanced protection from cyber-attacks.

•	Supercom's cyber security division, Safend, was selected by government security agency and cyber security enterprises to grow their cyber security protection programs.

•	Strengthened the Company's global sales division, recruiting a new VP of sales and sales managers with industry expertise and shifting from passive bidding to an active outreach sales strategy.

•
Strengthened the Company's R&D division, recruiting a new VP of R&D and experienced engineers, product managers, quality assurance, and support personnel to serve the growing government customer needs for leading state-of-the-art technology.

Management Commentary:

"We are content with our achievements thus far in 2022. With new revenues from projects in our IoT business, we were able to offset revenue declines from the legacy business and keep revenue levels steady. In parallel, we enhanced our operational infrastructure, progressed with advanced technology leadership, and strengthened our workforce to support future growth. In addition, we honed our business plan and raised the needed financial resources to support it even during a time of volatility and uncertainty in the capital markets," commented Ordan Trabelsi, President and CEO of SuperCom.

"Entering 2022, we continued to execute our strategy to expand our footprint and positioning in the public safety market. In Europe, we won and launched Croatia's first full-scale electronic monitoring project in the country, adding Croatia to a long line of European countries selecting our proprietary technology. We won and launched new projects in the USA as well, both in California, where we have established a presence, and in three new US states, Texas, Idaho, and Wyoming, for the PureTrack GPS tracking platform serving adults and juveniles," continued Ordan.

"We see an uplift in RFP activity with an expected over $200 million in upcoming project bid opportunities in the next 18 months, driven by correctional institutions looking for alternative solutions for the challenges associated with criminal justice and public safety. Meanwhile, our proprietary technology continues to score high on competitive tenders allowing us to displace incumbent vendors in different countries worldwide. Our electronic monitoring solutions address the challenges related to prison overcrowding, provide substantial cost savings, and aid in the reduction of recidivism among offenders promoting public safety in communities," continued Ordan.

"We believe our investments in research and development, as well as in sales and marketing, are paying off as we are seeing continued interest in our unique IoT products and solutions, which we expect will drive continued growth in the long-term. While the sales cycles for these contract wins can be long, the resulting business typically lasts for years, providing steady recurring revenue streams. We anticipate additional new projects wins as we continue growing our pipeline and successfully converting opportunities to long-term recurring revenue streams,” Ordan concluded.

Conference Call
The Company will hold a conference call today (May 12, 2022) at 8:30 a.m. Eastern time (3:30 p.m. Israel time) to discuss these results, followed by a question and answer session.

Conference Call Dial-In Information:
Date:	Thursday, May 12, 2022
Time:	8:30 a.m. Eastern time (5:30 a.m. Pacific time) (13:30 p.m. Israel time)
U.S. toll-free:	877-545-0320
Israel toll-free:	1-809-423-853
International:	973-528-0002

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

SuperCom Investor Relations:
ir@supercom.com

About SuperCom
Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the anticipated effects of the COVID-19 outbreak on travel and physical locations, the levels of consumer, business and economic confidence generally, the duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies and resulting anticipated impact of such outbreak on our business, financial condition and results of operations, the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 4, 2022, our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Results presented in this press release are based on management's estimated unaudited analysis of financial results for the presented periods. SuperCom's independent registered accounting firm has not audited the financial data discussed in this press release. During the course of SuperCom's quarter- and fiscal year-end closing procedures and review process, SuperCom may identify items that would require it to make adjustments, which may be material, to the information presented in this press release. As a result, the estimate financial results constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to such results.

Use of Non-GAAP Financial Information
In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of December 31,
	As of March 31, 2022	As of December 31, 2021
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	5,481	3,537
Restricted bank deposits	1,077	1,067
Trade receivable, net	12,019	11,061
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	1,723	1,599
Inventories, net	3,701	3,561

Total current assets	29,284	26,108

LONG-TERM ASSETS
Severance pay funds	490	487
Deferred tax long term	203	202
Customer Contracts	857	936
Software and other IP	2,407	2,495
Operating lease right-of-use assets	783	882
Other Assets, net	2,267	2,179
Goodwill	7,026	7,026
Property and equipment, net	1,760	1,804

Total long-term assets	15,793	16,011

Total Assets	45,077	42,119

CURRENT LIABILITIES
Short-term loans and other	210	207
Trade payables	1,302	1,395
Employees and payroll accruals	1,964	2,119
Related parties	172	172
Accrued expenses and other liabilities	1,431	1,559
Deferred revenues ST	710	151

Total current liabilities	5,789	5,603

LONG-TERM LIABILITIES

Long-term loan	31,398	30,451
Accrued severance pay	532	529
Deferred tax liability	170	170
Deferred revenues	49	49
Operating lease liabilities	816	925

Total long-term liabilities	32,965	32,124

SHAREHOLDERS' EQUITY:
Ordinary shares	2,606	2,028
Additional paid-in capital	101,531	97,833
Accumulated deficit	(97,814)	(95,469)

Total shareholders' equity	6,323	4,392

Total liabilities and equity	45,077	42,119

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2022	March 31, 2021
	Unaudited	Unaudited

REVENUES	3,046	3,032
COST OF REVENUES	(1,712)	(1,356)

GROSS PROFIT	1,334	1,676

OPERATING EXPENSES:
Research and development	859	657
Selling and marketing	701	370
General and administrative	1,142	830

Total operating expenses	2,702	1,857

OPERATING LOSS	(1,368)	(182)
FINANCIAL EXPENSES, NET	(977)	(1,122)

LOSS BEFORE INCOME TAX	(2,345)	(1,303)
INCOME TAX EXPENSE	-	-

NET LOSS FOR THE PERIOD	(2,345)	(1,303)

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Three months ended
	March 31, 2022	March 31, 2021
	Unaudited	Unaudited

GAAP gross profit	1,334	1,676
Amortization of intangible assets	88	88
Non-GAAP gross profit	1,422	1,764

GAAP Operating Loss	(1,368)	(182)
Amortization of intangible assets	455	377
One-time inventory write-off	-	34
Foreign Currency Loss	489	315
Non-GAAP operating profit	(425)	544

GAAP net Loss	(2,345)	(1,303)
Amortization of intangible assets	455	377
One-time inventory write-off	-	34
Foreign Currency Loss	489	315
Non-GAAP net Loss	(1,401)	(578)
Non-GAAP Non-GAAP E.P.S	(0.04)	(0.02)

Net loss for the period	(2,345)	(1,303)
Financial expenses (income), net	977	1,122
Depreciation and Amortization	620	485
One-time inventory write-off	-	34
Foreign Currency Loss	489	315
EBITDA *	(259)	652

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other non-cash or one-time expenses .